Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock of EACO Corporation, a Florida corporation (the “Company”), which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only the Company’s common stock is registered under Section 12 of the Exchange Act.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is a summary and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws, as amended and by applicable law.

Authorized Capitalization

We have authorized capital stock consisting of 8,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 40,000 shares have been designated as Series A Preferred Stock (“Series A Preferred Stock”). As of November 21, 2024, we had 4,861,590 shares of Common Stock outstanding, held by approximately [●] shareholders of record, and 36,000 shares of Series A Preferred Stock outstanding held by [●] shareholders.

Common Stock

Voting Rights. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

Dividend Rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock, which may be authorized and issued in the future. We have no present intention to pay cash dividends to the holders of Common Stock.

Liquidation and Dissolution Rights. Upon a liquidation, dissolution or winding up of our Company the holders of Common Stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding Preferred Stock which may be authorized and issued in the future.

Other Matters. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. Cumulative voting in the election of directors is not permitted.

Preferred Stock

The rights, preferences and privileges of Preferred Stock could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our Board of Directors in the future could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of shares of Common Stock without any further vote or action by the shareholders. As a result, the rights of holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the Series A Preferred

Stock or any other preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our Common Stock.

Series A Preferred Stock

We are authorized to issue 40,000 shares of Series A Preferred Stock, par value $0.01 per share, of which 36,000 shares were outstanding as of November 21, 2024. Holders of Series A Preferred Stock are entitled to receive quarterly dividends at a rate of 8.5% and shall be senior in liquidation preference to the Common Stock. The liquidation preference of $25.00 for each share of Series A Preferred Stock is convertible into shares of Common Stock at the conversion price (subject to certain adjustment) of $0.90 per share.

Anti-Takeover Provisions

Certain provisions of Florida law and our bylaws summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Florida Law

The Florida Business Corporation Act (the “FBCA”) contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The FBCA also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The FBCA defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation.

These laws could delay or prevent an acquisition.

Special Stockholder Meetings

Our bylaws and FBCA provide that a special meeting of stockholders may be called by our Chairman, President, Board of Directors, or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.